                    AMENDMENT NO. 1

       Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of May 25, 1994 (the "Rights Agreement"), between Shoney's, Inc., a Tennessee corporation (the "Company"), and Harris Trust and Savings Bank, an Illinois banking corporation, as Rights Agent (the "Rights Agent," which term shall include any successor Rights Agent under the Rights Agreement).


                      WITNESSETH:

       WHEREAS, on May 25, 1994, the Company and the Rights Agent entered into the Rights Agreement;

       WHEREAS, Section 5.4 of the Rights Agreement provides that the Company may amend the Rights Agreement without the approval of any holders of Rights Certificates with respect to matters which shall not adversely affect the interest of such holders; and

       WHEREAS, the Company and the Rights Agent wish to amend the Rights Agreement;

       NOW, THEREFORE, for and in consideration of the premises, the Rights Agreement is amended as follows:

       1. Subsection (b) of Section 5.1 shall be relettered subparagraph (c) and a new subsection (b) shall be added immediately prior thereto which shall read as follows:

             (b) In the event the Company shall receive a Qualified Offer (as hereinafter defined), the Board of Directors of the Company shall either (i) within 60 days of receipt of the Qualified Offer either redeem the Rights or approve an alternative transaction which the Board of Directors of the Company has determined to be financially superior for the holders of shares of Common Stock other than the Person making the Qualified Offer and its Affiliates or
       (ii) call a special meeting of shareholders at which the shareholders shall vote on whether to redeem the Rights, which the Board of Directors of the Company shall do if a majority of the outstanding shares not Beneficially Owned by the Person making the Qualified Offer votes affirmatively to request the Board to redeem the Rights. A "Qualified Offer" is a tender offer (i) made in accordance with applicable law, (ii) for all outstanding shares at the same price per share, (iii) for cash on a fully-financed basis or for non-cash consideration consisting solely of New York Stock Exchange listed securities offered on a basis that will afford holders of shares tax-deferred treatment, (iv) not subject to financing, funding or due diligence conditions and (v) as to which a nationally


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       recognized investment banking firm selected by the Company has not opined is inadequate.

       IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of April 18, 1995.

                          SHONEY'S, INC.

                          By:/s/ F. E. McDaniel, Jr.
                             ---------------------------
                          Name: F. E. McDaniel, Jr.
                               -------------------------
                          Title: Secretary and Treasurer
                                 -----------------------


                          HARRIS TRUST AND SAVINGS BANK


                          By: /s/ Keith A. Bradley
                             ---------------------------
                          Name: Keith A. Bradley
                               -------------------------
                          Title:Assistant Vice President
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